

May 20, 2009

Via Facsimile (212) 378-2454 and U.S. Mail

Helene R. Banks, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005

Re: Validus Holdings, Ltd.
File No. 333-159148
Form S-4, filed May 12, 2009, as amended May 14, 2009

IPC Holdings, Ltd.
Schedule TO-T filed May 12, 2009, as amended May 14, 18 and 20,
** 2009 by Validus Holdings, Ltd.**
SEC File No. 005-45701

Forms 425 filed May 12, 14, 18, and 20, 2009 by Validus Holdings, Ltd.
SEC File No. 000-27662

Dear Ms. Banks:

We have reviewed your filing and have the following comments. The scope of our review was limited to the terms of the exchange offer. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
General

1.   We note the changes made to the offer consideration. Please tell us whether you redisseminated the offer document. If not, please give us your legal analysis supporting your determination not to redisseminate it.

2.   Please update your offer document to reflect the developments that took place since May 14, 2009 (i.e., the increase in the offer price, the change in the consideration offered, and the denial of your preferred litigation calendar by the Bermuda court).

The Exchange Offer
Extension, Termination and Amendment, page 63

3.   Please revise the definition of "business day" on page 64 to conform to the definition found in Rule 14d-1(g).

Certain Relationships With IPC and Interests of Validus in the Exchange Offer, page 89

4.   Please tell us why you need to qualify your disclosure "to the best of [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier here and in the Summary section.

Conditions of the Offer, page 82

5.   Please revise the condition "No Material Adverse Change" to state whether any of the events described therein have occurred between December 31, 2008 and the filing date.

6.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the "Validus Credit Facility Condition" where you state that all amendments or waivers under your credit facilities "as determined by Validus to be necessary to consummate the exchange offer, the second-step acquisition and the other transactions. . . shall be in full force and effect." In this condition, you have reserved the unilateral control to assert a condition. Therefore, through these conditions you have created the implication that you may conduct an illusory offer in potential contravention of Section 14(e). Please revise your disclosure accordingly.

7.   Please refer to paragraph (a) in the "Other Conditions" section. We note that the condition extends to IPC and is subsidiaries "following the exchange offer and second-step acquisition." Your disclosure suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the referenced disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

8.   We note your disclosure on page 85 that you may assert a condition "regardless of the circumstances giving rise to any such condition . . ." A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. With this in mind, please revise your disclosure to clarify that your actions or omissions to act will not give rise to a condition.

9.   We also note the language in the last paragraph in this section that your "failure . . . at any time to exercise any of these rights shall not be deemed a waiver of any such right." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where its satisfaction may be determined only upon expiration. Please confirm your understanding in your response letter.

10.   Refer to same disclosure referenced above relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Where You Can Find More Information, page 120

11.   Because your registration statement requires financial statements of IPC, the audit report of IPC's independent accountants must be included in the registration statement. Rule 436 of Regulation C requires the consent of IPC's auditor to the inclusion of its report in the registration statement. We refer you to SAB Topic 1A requiring that any publicly filed financial information of IPC, including its financial statements, be included in your exchange offer filing or incorporated by reference into, and therefore made a part of, this filing.

     Until you obtain the consent of IPC and its auditor, please revise your prospectus to disclose the legal and practical implications for your security holders and IPC security holders of the inability to obtain the cooperation of IPC or consent of its auditor. Please ensure that you do not expressly or implicitly purport to disclaim your liability for the IPC financial statements.

     If you are unable to receive the cooperation from IPC and consent from its independent accountants following your best efforts to do so, please submit a written request for a waiver of the consent pursuant to Rule 437 of Regulation C. Your request should be addressed to the Office of the Chief Accountant of the Division of Corporation Finance, and should address the following:

- Please include an original manually signed affidavit in the request documenting your specific actions to obtain the other party's cooperation as well as the auditors' consent.
- Include all correspondence evidencing your request.

If your waiver is accepted, without naming the auditor, please revise to clearly disclose that, although an audit report was issued on their financial statements and included in their annual report filed with the Commission, the auditor has not permitted use of the report in your registration statement. Please note that this comment also applies to any consent that is not provided with respect to future financial information.

12. Refer to first paragraph after the table on page 121. While we recognize that any documents filed pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-T does not permit forward-incorporation by reference. Please confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions